[Letterhead of Kirkland & Ellis LLP]

October 10, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Matt Franker

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Re:	Innophos Holdings, Inc.
Registration Statement on Form S-1
Originally filed July 19, 2006
File No. 333-135851

Dear Mr. Franker:

On behalf of our client Innophos Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-1 of the Company (the “Registration Statement”). A copy of Amendment No. 2 has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

This amendment reflects certain revisions of the Registration Statement, in response to the comment letter to Mr. Randy Gress, the Company’s Chief Executive Officer, dated September 21, 2006 from the staff of the Commission (the “Staff”) and in response to certain of the Staff’s comments in its letter to Mr. Gress, dated August 11, 2006. In addition, the amendment updates certain of the disclosures contained in the Registration Statement, as amended.

We have referenced the appropriate page number of the prospectus contained in the Registration Statement in our responses contained herein. The numbered paragraphs below set forth the Staff’s comments together with our response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. Dollar amounts are in thousands unless otherwise stated herein.

The following six responses address the comments of the Staff in its letter to Mr. Gress, dated September 21, 2006:

Innophos Holdings, Inc.

October 10, 2006

Prospectus Summary, page 1

1.	Staff’s Comment: We note your statement under “Our Product Lines” that your market position is first or second in each of your principal product lines. Please tell us the basis for this statement. We note that you appear to have been third in STPP in U.S. and Canadian sales for 2005.

Response: The Company advises the Staff that on page 1 of the Registration Statement the Company defines the North American specialty phosphates market to include Mexico. Accordingly, its share of this market includes its sales into Mexico, which are shown in table 3.1.6 of the report of British Sulphur Consultants (the “BSC Report”), previously provided to the Staff. When the United States, Canada and Mexico are considered collectively, the Company has the number two position in sales of STPP in this market.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36 Trends in Our Industry and Business, page 36

2.	Please disclose the basis for your statement that you anticipate your annual growth rate will exceed the market by .3% to .5%.

Response: In response to the Staff’s comment, the Company has deleted the referenced statement from the Registration Statement.

3.	We note your statement that you will “need to increase our capital spending to achieve several cost savings initiatives that we anticipate to generate annual cost savings of approximately $12 to $15 million within the next two to three years.” Please revise your discussion to disclose whether this amount reflects the increased capital spending.

Response: In response to the Staff’s comment, the Company has revised the referenced discussion in the Registration Statement to disclose an estimate of the amount of expenditures that will be required to achieve the stated cost savings.

Properties, page 72

4.	We note your response to comment 38 of our letter dated August 11,2006. Please augment your discussion to disclose the extent to which you utilize your facilities. Refer to Instruction 1 to Item 102 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the referenced discussion to disclose the extent to which it utilizes its facilities.

Critical Accounting Policies and Estimates, page 50

5.	You indicate on page 52 that an independent third party financial advisor provided a valuation of the Class A and Class L common stock. Please include the name of the advisor and a currently dated consent from the advisor in your registration statement in accordance with Rule 436(b) of Regulation C or, alternatively, delete this reference to the financial advisor.

Innophos Holdings, Inc.

October 10, 2006

Response: In response to the Staff’s comment, the Company has deleted the reference to the third party financial advisor.

Closing Comment

6.	Please also review the representations requested on page 10 of our letter dated August 11, 2006 and provide these representations in the form requested.

Response: The Company notes the representations referenced above and advises the Staff that, as requested, it will include these representations in any acceleration request letter that it submits to the Commission.

*         *         *

The following two responses address the specified comments of the Staff in its letter to Mr. Gress, dated August 11, 2006:

Prospectus Summary, page 1

10.	Staff’s comment: Please identify the officers, directors, and other insiders who will receive the special dividend and quantify the amount.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 6 of the Registration Statement.

Use of Proceeds, page 29

29.	Staff’s comment: Please expand your discussion under this heading to disclose the approximate amount of proceeds that you: (i) will devote to reducing existing indebtedness; and (ii) pay as a dividend to existing stockholders. In addition, please revise to disclose the interest rate and maturity of the indebtedness to be repaid and, if such indebtedness was incurred within the past twelve months, disclose your use of the proceeds derived from such borrowing. Refer to Item 504 of Regulation S-K and instruction 4 thereto.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure at page 27 of the Registration Statement.

In addition, the Company hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

Innophos Holdings, Inc.

October 10, 2006

If you have any questions related to this letter, please contact me at (212) 446-4943.

Sincerely,

/s/ Joshua N. Korff

Joshua N. Korff

cc:	Randy Gress
Richard Heyse
William Farran, Esq.
Christopher A. Kitchen, Esq.

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